UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AFFINION GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

008294209

(CUSIP Number)

Arthur H. Penn

PennantPark Investment Advisers, LLC

Managing Member

590 Madison Avenue, 15th Floor

New York, NY 10022

(212) 905-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008294209	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PennantPark Investment Advisers, LLC IRS No. 20-8235546
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 40,521
	6.	SHARED VOTING POWER 1,000,004
	7.	SOLE DISPOSITIVE POWER 40,521
	8.	SHARED DISPOSITIVE POWER 1,000,004
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,040,525
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 008294209	Page 3 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PennantPark Investment Corporation IRS No. 20-8250744
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 896,677
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 896,677
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 896,677
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 008294209	Page 4 of 6

Item 1.

(a)	Name of Issuer:
Affinion Group Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
Affinion Group Holdings, Inc.
6 High Ridge Park
Stamford, CT 06905

Item 2.

(a)	Name of Person Filing:
PennantPark Investment Advisers, LLC
PennantPark Investment Corporation

(b)	Address of the Principal Office or, if None, Residence:
590 Madison Avenue, 15th Floor
New York, NY 10022

(c)	Citizenship:
PennantPark Investment Advisers, LLC is a registered investment adviser organized under the laws of the State of Delaware.
PennantPark Investment Corporation is a business development company incorporated under the laws of the State of Maryland.

(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share

(e)	CUSIP Number:
008294209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The percentages used herein are calculated based upon the shares issued and outstanding as of October 26, 2016 as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission for the Quarter ended September 30, 2016.

For PennantPark Investment Advisers, LLC:

(a)	Amount beneficially owned: 1,040,525

(b)	Percent of class: 11.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 40,521

(ii)	Shared power to vote or to direct the vote : 1,000,004

(iii)	Sole power to dispose or to direct the disposition of: 40,521

(iv)	Shared power to dispose or to direct the disposition of: 1,000,004

CUSIP No. 008294209	Page 5 of 6

For PennantPark Investment Corporation:

(a)	Amount beneficially owned: 896,677

(b)	Percent of class: 9.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote : 896,677

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 896,677

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

PennantPark Investment Advisers, LLC, PennantPark Investment Corporation and PennantPark Floating Rate Capital Ltd.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 008294209	Page 6 of 6

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name: Arthur H. Penn
Title: Managing Member

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Aviv Efrat
Name: Aviv Efrat
Title: Chief Financial Officer and Treasurer